SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
February 16, 2007
INFINEON TECHNOLOGIES AG
Am Campeon 1-12
D-85579 Neubiberg/Munich
Federal Republic of Germany
Tel: +49-89-234-0
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑     Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐     No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-          .

SIGNATURES

     As of February 15, 2007, Klaus Luschtinetz resigned as an employee representative on the Supervisory Board of Infineon Technologies AG and Gerhard Hobbach automatically succeeded him (pursuant to the terms of Mr. Luschtinetz’s original appointment). Mr. Hobbach is an electrical engineer and serves as the Deputy Chairman of the Infineon central works council.
     Gerd Schmidt, an existing member of the Supervisory Board, has been appointed as Mr. Luschtinetz’s successor as a member of the Investment, Finance and Audit Committee.
     In addition, on February 15, 2007, the Supervisory Board and Management Board appointed Rüdiger Andreas Günther as a member of the Management Board, effective April 1, 2007. He will assume the post of Chief Financial Officer and Labor Director on May 1, 2007 as the successor to Peter J. Fischl, who will retire. This report contains a copy of a press release regarding this appointment.
     The report contains a copy of the notice of annual general meeting of shareholders, held on February 15, 2007. All resolutions on the agenda were duly passed by the shareholders.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INFINEON TECHNOLOGIES AG
Date: February 15, 2007	By:	/s/ Wolfgang Ziebart
Dr. Wolfgang Ziebart
Member of the Management Board and Chief Executive Officer

	By:	/s/ Peter J. Fischl
Peter J. Fischl
Member of the Management Board and Chief Financial Officer

News Release/Presseinformation
Infineon appoints Rüdiger Andreas Günther as CFO and Labor Director
Munich, Germany — February 15, 2007 — The Supervisory Board and Management Board of Infineon Technologies AG appointed Rüdiger Andreas Günther (48) as member of the company’s Management Board, effective April 1, 2007, at today’s meeting of the Supervisory Board. Günther will assume the post of Chief Financial Officer and Labor Director on May 1, 2007 as the successor of Peter J. Fischl (60), who will retire.
Rüdiger Andreas Günther’s last position was that of Financial Director and Management Spokesman of CLAAS KGaA, Harsewinkel. Under his direction the company developed from a mid-size agricultural machine manufacturer to a global player. From 1988 to 1993 he worked in various managerial capacities for Metro SV-Service Verwaltungs GmbH in Duesseldorf. The qualified banker and business graduate began his career at the Continental Bank of Chicago in Frankfurt in 1985.
Fischl has held the post of Chief Financial Officer and Labor Director since the inception of Infineon in 1999. Key strategic decisions were made in his term of office, such as the recent carve-out of the Memory Products business and subsequent IPO of Qimonda on the New York Stock Exchange in August 2006. He began his professional career at Siemens in Munich in 1971. The Hamburg-born executive had for some time voiced the request for premature termination of his contract expiring on May 30, 2008. Fischl will continue to act as Chairman of the Supervisory Board at Qimonda.
About Infineon
Infineon Technologies AG, Munich, Germany, offers semiconductor and system solutions addressing three central challenges to modern society including energy efficiency, mobility and security. In fiscal year 2006 (ending September), the company achieved sales of Euro 7.9 billion (including Qimonda sales of Euro 3.8 billion) with approximately 42,000 employees worldwide (including approximately 12,000 Qimonda employees). With a global presence, Infineon operates through its subsidiaries in the US from Milpitas, CA, in the Asia-Pacific region from Singapore, and in Japan from Tokyo. Infineon is listed on the Frankfurt Stock Exchange and on the New York Stock Exchange (ticker symbol: IFX).
Further information is available at www.infineon.com.
For the Finance and Business Press: INFXX200702.044e

Media Relations Corporate:	Name:	Phone / Fax:	Email:
Worldwide Headquarters	Günter Gaugler	+49 89 234 28481	guenter.gaugler@infineon.com
Investor Relations	EU/APAC/USA/CAN	+49 89 234 26655	investor.relations@infineon.com

Infineon Technologies AG
Munich
Neubiberg,
January 2007
Dear Shareholders,
Notice is hereby given that the
Annual General Meeting of Infineon Technologies AG
will be held on Thursday, February 15, 2007 at 10:00 a.m. at the ICM (Internationales Congress Center Munchen), which is located at Am Messesee 6, Messegelände, 81829 Munich, Germany.
Agenda
1.	Submission of the approved annual financial statements of Infineon Technologies AG and the approved consolidated financial statements as of September 30, 2006, of the combined management report for Infineon Technologies AG and the Infineon group, and of the report of the Supervisory Board for the fiscal year 2005/2006
The aforementioned documents are available for inspection at the business premises of Infineon Technologies AG at Am Campeon 1-12, 85579 Neubiberg, Germany, and on the internet at www.infineon.com/agm. They will also be available for inspection at the Annual General Meeting.
2.	Approval of the acts of the members of the Management Board
The Supervisory Board and the Management Board propose
a.	that the acts of the members of the Management Board during the fiscal year 2005/2006 be approved in relation to this period, and
b.	that approval of the acts of former member of the Management Board Dr. Andreas v. Zitzewitz for the fiscal year 2004/2005 be withheld.
3.	Approval of the acts of the members of the Supervisory Board
The Supervisory Board and the Management Board propose that the acts of the members of the Supervisory Board during the fiscal year 2005/2006 be approved in relation to this period.
4.	Appointment of auditors for the fiscal year 2006/2007
The Supervisory Board proposes that KPMG Deutsche Treuhand-Gesellschaft Aktiengesellschaft Wirtschaftsprufungsgesellschaft, Berlin and Frankfurt/Main, be appointed as auditors for the fiscal year 2006/2007.
5.	Creation of a new Authorized Capital 2007
Section 4 (2) of the Articles of Association describes the Authorized Capital I/2002, originally amounting to EUR 350,000,000.00 and most recently amounting to EUR 296,641,490.00, and authorizes the Management Board, with the approval of the Supervisory Board, to issue new no par value registered shares against contributions in cash or in kind. This authorization expires on January 21, 2007.
In order to provide Infineon Technologies AG with sufficient action alternatives and the necessary flexibility in respect of financing, it is intended to create a new Authorized Capital, however, in a significantly lower amount as compared to the old Authorized Capital I/2002. If such capital is to be used for capital increases against contributions in cash, it shall be possible under certain circumstances to exclude in part the subscription right of the existing shareholders. It shall also be possible to exclude this subscription right if such authorized capital is used for capital increases against contributions in kind, for example for the purpose of acquiring companies, parts of companies or participations in companies.
The Supervisory Board and the Management Board accordingly propose that the following resolutions be passed:
(1)	The Management Board is authorized, with the approval of the Supervisory Board, to increase the share capital in the period until February 14, 2012 once or in partial amounts by a total of up to EUR 224,000,000.00 by issuing new no par value registered shares, carrying a dividend right as of the beginning of the fiscal year in which they are issued, against contributions in cash or in kind (Authorized Capital 2007).
Shareholders generally have a subscription right in the case of capital increases against contributions in cash. The shares may also be subscribed to by a bank or syndicate of banks subject to the condition that they be offered for purchase to the existing shareholders. The Management Board, however, is authorized, with the approval of the Supervisory Board, to exclude the subscription right of the existing shareholders,
a)	in order to exclude any fractional amounts from the subscription right,

b)	to the extent necessary to grant holders of option rights or creditors of convertible bonds that have been or will be issued by the Company or its subordinated group companies a subscription right to new shares to that extent to which they would be entitled after exercise of their option or conversion rights or after settlement of any conversion obligations,

c)	if the issue price of the new shares is not substantially lower than the stock exchange price and the shares issued with the subscription right of existing shareholders excluded pursuant to Section 186 (3) Sentence 4 of the German Stock Corporation Act (Aktiengesetz) in aggregate do not exceed 10 % of the share capital either at the time of this authorization becoming effective or at the time of its exercise. Shares issued or to be issued for the purpose of servicing subscription rights under bonds with warrants or convertible bonds are to be included in this amount insofar as such bonds are issued with the subscription right of existing shareholders excluded by analogous application of Section 186 (3) Sentence 4 German Stock Corporation Act (Aktiengesetz) on or after February 15, 2007. Shares that are issued with the subscription right of existing shareholders excluded on or after February 15, 2007 on the basis of an authorization to sell own shares pursuant to Section 71 (i) Number 8 Sentence 5 and Section 186 (3) Sentence 4 German Stock Corporation Act (Aktiengesetz) are also to be included in this amount.
The Management Board is furthermore authorized, with the approval of the Supervisory Board, to exclude the subscription right of existing shareholders in relation to capital increases against contributions in kind. The Management Board is also authorized, with the approval of the Supervisory Board, to determine the further content of the rights attached to the shares and the terms of the share issue.
(2)	Section 4 of the Articles of Association is amended by adding a new paragraph (2); time has rendered the old paragraph (2) irrelevant, and it is therefore rescinded:
“(2) The Management Board is authorized, with the approval of the Supervisory Board, to increase the share capital in the period until February 14. 2012 once or in partial amounts by a total of up to EUR 224,000,000.00 by issuing new no par value registered shares, carrying a dividend right as of the beginning of the fiscal year in which they are issued, against contributions in cash or in kind (Authorized Capital 2007).
Shareholders generally have a subscription right in the case of capital increases against contributions in cash. The shares may also be subscribed to by a bank or syndicate of banks subject to the condition that they be offered for purchase to the existing shareholders. The Management Board, however, is authorized, with the approval of the Supervisory Board, to exclude the subscription right of the existing shareholders,
a)	in order to exclude any fractional amounts from the subscription right,

b)	to the extent necessary to grant holders of option rights or creditors of convertible bonds issued by the Company or its subordinated group companies a subscription right to new shares to that extent to which they would be entitled after exercise of their option or conversion rights or after settlement of any conversion obligations,

c)	if the issue price of the new shares is not substantially lower than the stock exchange price and the shares issued with the subscription right of existing shareholders excluded pursuant to Section 186 (3) Sentence 4 of the German Stock Corporation Act (Aktiengesetz) in aggregate do not exceed 10% of the share capital either at the time of this authorization becoming effective or at the time of its exercise. Shares issued or to be issued for the purpose of servicing subscription rights under bonds with warrants or convertible bonds are to be included in this amount insofar as such bonds are issued with the subscription right of existing shareholders excluded by analogous application of Section 186 (3) Sentence 4 German Stock Corporation Act (Aktiengesetz) on or after February 15, 2007. Shares that are issued with the subscription right of existing shareholders excluded on or after February 15, 2007 on the basis of an authorization to sell own shares pursuant to Section 71 (1) Number 8 Sentence 5 and Section 186 (3) Sentence 4 German Stock Corporation Act (Aktiengesetz) are also to be deducted from this amount.
The Management Board is furthermore authorized, with the approval of the Supervisory Board, to exclude the subscription right of existing shareholders in relation to capital increases against contributions in kind. The Management Board is also authorized, with the approval of the Supervisory Board, to determine the further content of the rights attaching to the shares and the terms of the share issue.”
6.	Authorization to issue bonds with warrants and/or convertible bonds and at the same time creation of a Conditional Capital 2007, reduction, limitation and renaming of the Conditional Capital II/2002, cancellation of the Conditional Capital II and corresponding amendments to the Articles of Association
Adequate capital resources are an important prerequisite for the development of the Company. Bonds with warrants and convertible bonds are an important financial instrument that enables the Company to obtain low-interest debt capital initially, which in some instances it may later retain in the form of equity. In order to provide the Company with the necessary flexibility to raise capital in this way, a new authorization to issue bonds with warrants and/or convertible bonds and the creation of a new Conditional Capital 2007 to service such bonds shall be resolved to replace the existing authorization, which expires on January 21, 2007.
The proposed creation of the new Conditional Capital 2007 will not increase the total value of the conditional capitals available to the company for the purposes of servicing subscription rights under bonds with warrants and/or convertible bonds. Rather, it is intended that the existing Conditional Capital II/2002 be reduced to the sum needed to service the convertible bonds issued in 2003, as the remaining amount is no longer required. The Conditional Capital II, which became irrelevant on settlement of the convertible bond issued in 2002, is to be cancelled without substitution.

The Conditional Capital II/2002 is currently used to grant shares to the holders or creditors of bonds with warrants or convertible bonds that have been or will be issued by January 21, 2007 by the Company or a subordinated group company in accordance with the authorizations of the Annual General Meetings of January 22, 2002 and January 20, 2004 and to grant shares to the creditors of the convertible bond issued in February 2002 by Infineon Technologies Holding B.V. of the Netherlands, which is guaranteed by the Company. The convertible bond issued in 2002 will have been paid off by the time of the Annual Genera! Meeting 2007 such that there are no conversion rights remaining under it, and the aforementioned authorization to issue bonds with warrants or convertible bonds expires in January 2007, so the only remaining purpose for which the Conditional Capital II/2002 can be used is the granting of shares to the creditors of the convertible bond issued in June 2003 in accordance with the authorization of the Annual General Meeting of January 22. 2002. A maximum of 76.0 million shares are required for this purpose. The Conditional Capital II/2002 is accordingly to be reduced to 76.0 million shares amounting to an arithmetical proportion of the share capital of up to EUR 152.0 million.
The convertible bond issued in June 2003 was issued against contributions in cash and not contributions in kind, so the limitation to this effect currently included in the Conditional Capital II/2002 may also be cancelled. Finally, it is intended that the Conditional Capital restructured in this way be renamed in order to maintain the consistent designation of capitals (“Conditional Capital 2002”).
The Supervisory Board and the Management Board accordingly propose that the following resolution be passed:
(1)	Authorization of the Management Board to issue bonds with warrants and/or convertible bonds
a)	Authorization period, nominal amount, term, number of shares
The Management Board is authorized, in the period until February 14, 2012, once or in partial amounts,
•	to issue bonds with warrants and/or convertible bonds in an aggregate nominal amount of up to EUR 4 billion and with a term of up to 20 years (“bonds”) through the Company or through companies in which the Company directly or indirectly has a majority holding (“subordinated group companies”) and

•	to guarantee such bonds issued by subordinated group companies of the Company and to grant the holders or creditors of bonds option or conversion rights to in aggregate up to 124,000,000 no par value Company registered shares, representing a notional portion of the share capital of up to EUR 248,000,000.00 in accordance with the relevant terms of the bonds (“terms”). Other than in Euro, the bonds may also be denominated in the legal currency of a member country of the OECD, however, limited to the relevant equivalent value in Euro.
The bonds may also be issued against contributions in kind if the value of such contribution in kind corresponds to the issue price and the issue price is not substantially lower than the theoretical market value of the bonds as determined in accordance with accepted methods of financial mathematics.
b)	Subscription right, exclusion of subscription rights
The shareholders shall in principle have a right to subscribe to the bonds; the bonds may also be subscribed to by a bank or syndicate of banks subject to the condition that they be offered for purchase to the existing shareholders. The Management Board, however, is authorized, with the approval of the Supervisory Board, to exclude the subscription right of the existing shareholders,
•	if such bonds are issued against payment in cash and the issue price is not substantially lower than the theoretical market value of the bonds, as determined in accordance with accepted methods of financial mathematics; however this only applies insofar as the shares to be issued to service the option and/or conversion rights established on this basis in aggregate do not exceed 10% of the share capital either at the time of this authorization becoming effective or at the time of its exercise. That notional portion of the share capital that relates to shares issued between February 15, 2007 and the expiry of this authorization from an authorized capital by way of a capital increase against contributions in cash with the subscription right of existing shareholders excluded pursuant to Section 186 (3) Sentence 4 German Stock Corporation Act (Aktiengesetz) is to be included in this amount. Also to be included in this amount is that notional portion of the share capital that relates to the sale of own shares insofar as this sale occurs during the term of this authorization with the subscription right of existing shareholders excluded pursuant to Section 186 (3) Sentence 4 German Stock Corporation Act (Aktiengesetz),
•	in order to exclude fractional amounts resulting from a given subscription ratio from the subscription right of existing shareholders to the bonds,

•	to the extent necessary to grant holders of option rights or creditors of convertible bonds that have been or will be issued by the Company or its subordinated group companies a subscription right to that extent to which they would be entitled after exercise of their rights or after fulfillment of any conversion obligations,

•	if bonds are issued against contributions in kind and the exclusion of the subscription right of existing shareholders is in the Company’s interest.

c)	Option or conversion price, protection against dilution
The option or conversion price is to be calculated in accordance with the following principles:
aa)	Even if the following dilution protection regulations are applied, the option or conversion price must equal at least 90% of the average stock exchange price of the Company’s shares in the XETRA closing auction on the Frankfurt Stock Exchange (or a comparable successor system), namely
•	during the ten stock exchange days prior to the date of adoption of the resolution by the Management Board to issue the bonds, or

•	insofar as shareholders have a subscription right during the days on which subscription rights for the bonds are traded on the Frankfurt Stock Exchange, but excluding the last two stock exchange days of trading such subscription rights, and is to be calculated such that the theoretical market value of the bonds as determined in accordance with accepted methods, especially the methods of financial mathematics, on the basis of the miscellaneous terms of the bonds defined by the Management Board, in particular the interest rate, the term and the issue price, corresponds to their issue price.
bb)	Without prejudice to Section 9 (1) German Stock Corporation Act (Aktiengesetz), the option or conversion price may be reduced pursuant to a dilution protection clause in accordance with the terms, if the Company increases its share capital before the end of the option or conversion period, honoring the subscription right of existing shareholders, or issues or guarantees further bonds and the holders of existing option or conversion rights are not granted a subscription right in this relation. The terms may also provide for a value-preserving adjustment of the option or conversion price in case of other measures of the Company that may result in a dilution of the value of the option or conversion rights.
cc)	In any event, the notional portion of the share capital attributable to the shares to be subscribed for each bond may not exceed the nominal value of the bond.
d)	Authorization to determine further details
The Management Board is authorized, in accordance with the above-mentioned requirements, to determine the further details of the issue and features of the bonds and their terms or to do so in agreement with the corporate bodies of the subordinated group company issuing the bonds, in particular, interest rate, issue price, term and denomination, subscription/conversion ratio, creation of a conversion obligation, determination of an additional payment in cash, settlement or consolidation of fractional amounts, cash payment instead of delivery of shares, supply of existing shares rather than new shares, option/conversion price and option/conversion period.
(2)	Conditional capital increase
The share capital is conditionally increased by up to EUR 248,000,000.00 by issuing up to 124,000,000 new no par value registered shares and carrying a dividend right as of the beginning of the fiscal year in which they are issued. The conditional capital increase serves the purpose of granting shares to the holders or creditors of bonds with warrants and/or convertible bonds (“bonds”) issued by the Company or a subordinated group company on the basis of the authorization of the Annual General Meeting of February 15, 2007. The new shares are issued at an option/conversion price to be determined in accordance with the aforementioned authorization. The conditional capital increase is to be effected only insofar as the option and/or conversion rights relating to the bonds are exercised or any conversion obligations under these bonds are fulfilled and insofar as no cash settlement is granted and no own shares are used for servicing. The Management Board is authorized to determine the further details of implementation of the conditional capital increase (Conditional Capital 2007).
(3)	Reduction, limitation and renaming of the Conditional Capital II/2002
The Conditional Capital II/2002 is reduced, limited and renamed, and formulated as follows:
The share capital is conditionally increased by up to EUR 152,000,000.00 by issuing up to 76,000,000 new no par value registered shares and carrying a dividend right as of the beginning of the fiscal year in which they are issued. The conditional capital increase serves the purpose of granting shares to the holders of the convertible bond issued in June 2003 by Infineon Technologies Holding B.V. of the Netherlands, which is guaranteed by the Company. The conditional capital increase is effected only insofar as conversion rights from the convertible bond are exercised or any conversion obligations under this bond are fulfilled. The Management Board is authorized to determine the further details of implementation of the conditional capital increase (Conditional Capital 2002).
(4)	Cancellation of the Conditional Capital II
The existing Conditional Capital II, which became irrelevant once the convertible bond issued in January 2002 had been fully settled, is cancelled.
(5)	Amendments to the Articles of Association
Resolutions (2) to (4) above necessitate the following amendments to the Articles of Association:
a)	Section 4 of the Articles of Association obtains a new paragraph (7); the old paragraph (7) has become irrelevant and is rescinded:

“(7) The share capital is conditionally increased by up to EUR 248,000,000.00 by issuing up to 124,000,000 new no par value registered shares and carrying a dividend right as of the beginning of the fiscal year in which they are issued. The conditional capital increase serves the purpose of granting shares to the holders or creditors of bonds with warrants and/or convertible bonds issued by the Company or a subordinated group company on the basis of the authorization of the Annual General Meeting of February 15, 2007. The conditional capital increase is to be effected only insofar as option and/or conversion rights relating to the bonds are exercised or any conversion obligations under these bonds are fulfilled and insofar as no cash settlement is granted and no own shares are used for servicing. The Management Board is authorized to determine the further details of implementation of the conditional capital increase (Conditional Capital 2007).”
b)	Section 4 paragraph (9) of the Articles of Association is revised as follows:
“(9) The share capital is conditionally increased by up to EUR 152,000,000.00 by issuing up to 76,000,000 new no par value registered shares and carrying a dividend right as of the beginning of the fiscal year in which they are issued. The conditional capital increase serves the purpose of granting shares to the holders of the convertible bond issued in June 2003 by Infineon Technologies Holding B.V. of the Netherlands, which is guaranteed by the Company. The conditional capital increase is effected only insofar as conversion rights from the convertible bond are exercised or any conversion obligations under this bond are fulfilled. The Management Board is authorized to determine the further details of implementation of the conditional capital increase (Conditional Capital 2002).”
7.	Authorization to purchase own shares
The German Stock Corporation Act (Aktiengesetz) allows the possibility of the Company being given special authorization to purchase its own shares for purposes other than trading. If this possibility is used, the Annual General Meeting also defines the potential uses of the shares purchased. The resolution proposed accordingly addresses the possibilities for purchasing own shares and for their subsequent use.
The Supervisory Board and the Management Board propose that the following resolution be passed:
(1)	Infineon Technologies AG (“the Company”) is authorized to purchase its own shares, within the statutory boundaries, in an aggregate amount not exceeding 10 % of the share capital in existence at the time the resolution is passed. The Company may not use the authorization for the purposes of trading in its own shares.
The Company may use the authorization once or a number of times and may in each case purchase any number of shares provided that the aforementioned maximum percentage is not exceeded. The authorization may also be used by group companies of the Company or by third parties on the Company’s or their own account. The authorization is valid until the end of August 14, 2008.
The Management Board decides whether own shares are purchased through the stock exchange or by means of a public offer.
a)	If shares are purchased through the stock exchange, the purchase price per share (excluding incidental acquisition costs) paid by the Company may not be more than 5% above or below the price established in the XETRA (or comparable successor system) opening auction on the trading day.

b)	If shares are purchased through a public offer, the purchase price per share paid by the Company (excluding incidental acquisition costs) may not be more than 10% above or below the arithmetical average value of the price established in the XETRA (or comparable successor system) closing auction on the fifth, fourth and third trading day prior to the publication of the offer. If significant price changes occur after publication of the offer, the purchase price may be adjusted according to the calculation mentioned in sentence 1; in this case the relevant time frame is the fifth, fourth and third trading day prior to the public announcement of the purchase price adjustment. The offer may provide for additional terms and conditions. The provisions of the German Takeover Act (Wertpapiererwerbsund Ubernahmegesetz) must be observed where applicable.

(2)	The Management Board is authorized to sell shares in the Company purchased under this authorization via the stock exchange or to make use of them as follows:
a)	The shares may be recalled without this recall or its implementation requiring any further resolution of the Annual General Meeting. The Management Board may use the recall authorization in its maximum value or in fractions of its maximum value.

b)	The shares may be offered and transferred to third parties in connection with company mergers or the acquisition of companies, parts of companies or participations in companies.

c)	The shares may be used to meet the Company’s obligations under bonds with warrants and/or convertible bonds issued or guaranteed by it in the past or in the future and in particular to meet obligations under the convertible bond issued in June 2003 by Infineon Technologies Holding By, of the Netherlands, which is guaranteed by the Company.
The authorizations under Item (2) may be used once or a number of times, individually or together and in their maximum value or in fractions of their maximum value. Subscription rights of the shareholders with respect to the shares affected by these measures shall be excluded insofar as the shares concerned are used in accordance with the aforementioned authorizations under clauses b) or c).

8.	Amendment of Section 1 Paragraph (a) of the Articles of Association (registered seat of the Company)
The relocation of the Company and its management to Neubiberg has been completed and it is now intended to relocate the registered seat according to the Articles of Association as well. The Supervisory Board and the Management Board accordingly propose that the following resolution be passed:
Section 1 Paragraph (2) of the Articles of Association is amended; it now reads:
“(2) The registered seat of the Company is Neubiberg”
9.	Amendment of Section 15 Paragraph (2) of the Articles of Association (chairing of meetings; shareholders’ right to speak and ask questions)
The German Corporate Integrity and Modernization of the Right to Appeal Act (Gesetz zur Unternehmensintegrität und Modernisierung des Anfechtungsrechts) enables the chairperson of the annual general meeting in Section 131 (2) Sentence 2 German Stock Corporation Act (Aktiengesetz) to impose a reasonable time limit on the shareholders’ right to speak and ask questions. Cognizant of the requirements of the German Corporate Governance Code for a streamlining of annual general meetings and appreciative of the need for such a measure, the Company wishes to follow many major German stock corporations in making use of this option to ensure that its Annual General Meetings proceed in an orderly fashion and that the right to speak and ask questions is not abused. The Supervisory Board and the Management Board accordingly propose that the following resolution be passed:
Section 15 Paragraph (2) of the Articles of Association is revised as follows:
“(2)	The Chairperson of the Annual General Meeting regulates the progress of the Annual General

Meeting. He or she may have recourse to the aid of assistants in doing so, especially in the enforcement of the rules of the meeting. The Chairperson of the Annual General Meeting determines the order in which speakers appear, and may impose a reasonable time limit on the right of shareholders to speak and ask questions. He or she is explicitly entitled to define, at the beginning of the Annual General Meeting or while it is proceeding, a reasonable time limit for the entire Annual General Meeting, for the discussion of individual items on the agenda and for each speaker or speech and question contribution in general. The Chairperson of the Annual General Meeting may furthermore order the conclusion of the debate as a whole or on individual items on the agenda insofar as this is necessary to ensure that the Annual General Meeting proceeds in an orderly fashion.”
Reports of the Management Board
The following reports of the Management Board are available for inspection at the business premises of Infineon Technologies AG at Am Campeon 1 12,85579 Neubiberg, Germany, and on the internet at www. infineon.com/agm. They will also be available for inspection at the Annual General Meeting.
Report of the Management Board concerning Item 5 on the agenda
The existing Authorized Capital I/2002, which authorizes the Management Board, with the approval of the Supervisory Board, to issue new no par value registered shares against contributions in cash or in kind, expires on January 21, 2007. The Management Board and Supervisory Board therefore propose to the Annual General Meeting the creation of a new, reduced Authorized Capital 2007 totaling EUR
224,000,000.00.
In the interests of flexibility it is intended that like the old Authorized Capital, the new Authorized Capital 2007 will be available for capital increases both against contributions in cash and against contributions in kind.
Shareholders generally have a subscription right if the Authorized Capital 2007 is used for capital increases against contributions in cash. It is intended, however, that it be possible to exclude this subscription right with the approval of the Supervisory Board in three situations:
•	The subscription right is to be excluded for fractional amounts. This is intended to simplify the processing of issues in which shareholders have a subscription right in principle. Fractional amounts may result from the issue volume concerned and the need for a manageable subscription ratio. The value of such fractional amounts is usually low for individual shareholders, but the costs of the issue are significantly higher without such an exclusion. The potential dilution effect is also negligible due to the restriction on fractional amounts. The new shares excluded from the subscription right on account of fractional amounts are used to the best advantage of the Company. The exclusion of the subscription right thus makes issues more viable and easier to complete.

•	It shall also be possible to exclude the subscription right insofar as the holders of option rights or the creditors of convertible bonds that have been or will be issued by the Company or its subordinated group companies are granted a subscription right to new shares according to the applicable terms of issue. The terms of bonds with warrants and convertible bonds usually provide for protection against dilution to facilitate placement in the capital market. This protection against dilution ensures that the holders of the option rights and the creditors of the convertible bonds are granted a subscription right for these shares from subsequent issues in the same way as shareholders. The holders of the subscription right are thus treated as though they had already made use of their subscription right and were therefore already shareholders. The subscription right of shareholders to these shares must be excluded in order that the relevant issues (bonds with warrants and convertible bonds) can be provided with such protection against dilution. This makes it easier to place the issues and thus serves the shareholders’ interest in seeing their Company maintain an optimized financial structure.

•	Finally, it shall also be possible to exclude the subscription right of shareholders in the event of capital increases against contributions in cash if the shares are issued at a value that is not substantially lower than the stock exchange price. This authorization enables the Company to meet a potential need for capital even at very short notice as may be necessary in order to respond quickly and flexibly to market opportunities for its business. Exclusion of the subscription right allows the Company to move rapidly and place shares at close to the stock exchange price (that is to say without the discount usually applied in issues covered by subscription rights).

Capital increases against contributions in cash for which subscription rights are excluded pursuant to Section 186 (3) Sentence 4 German Stock Corporation Act (Aktiengesetz) may not exceed 10 % of the existing share capital either at the time of the authorization becoming effective or at the time of its exercise. This respects the shareholders’ need for protection against dilution of their holding: the new shares are placed at a price close to the stock exchange price, so shareholders can maintain their proportionate stake by purchasing shares in the market under terms almost identical to those of the issue.

Shares that are issued or are to be issued to service subscription rights under bonds with warrants and/or convertible bonds are to be included in this 10 % figure if such bonds are issued on or after February 15, 2007 with the subscription right of existing shareholders excluded by analogous application of Section 186 (3) Sentence 4 German Stock Corporation Act (Aktiengesetz). Shares that are issued, with the subscription right of existing shareholders excluded, on or after February 15, 2007 on the basis of an authorization to sell own shares pursuant to Section 71 (1) Number 8 Sentence 5 and Section 186 (3) Sentence 4 German Stock Corporation Act (Aktiengesetz) are also to be included in this amount. These limits also serve to provide protection against dilution for shareholders.
It is intended to exclude subscription rights in respect of capital increases against contributions in kind in addition to these possibilities for excluding subscription rights in respect of capital increases against contributions in cash. Thus far we have effected all of our substantial acquisitions using shares. We intend to continue to acquire companies, parts of companies, participations and assets related to such transactions in order to improve our competitive strength and to enhance our profitability and hence our company value. It has become apparent that the size of the entities involved in such transactions is growing continuously and that in many cases the consideration payable is now extremely high. It is frequently no longer desirable or even possible to meet such considerations in cash alone, especially in view of the importance of maintaining an optimized financial structure. An increasing number of sellers, moreover, also insists on being paid with shares, as this can be more advantageous for them. The option to use own shares as an acquisition currency gives the Company the necessary leeway to make use of acquisition opportunities swiftly and flexibly and also enables the Company to acquire larger entities against the granting of shares. However this is only possible, if the subscription rights of existing shareholders can be excluded. Such acquisitions have to be effected at short notice, so with Annual General Meetings taking place only once a year it is not generally possible to submit them to the shareholders in the form of resolutions. What is needed in such situations is an authorized capital that the Management Board can access, subject to the approval of the Supervisory Board, at very short notice. We wish to be able to use the Authorized Capital 2007 for this purpose just as we have previously been able to use the Authorized Capital I/2002.
The level of the new Authorized Capital — just under 15% of the current share capital — ensures that it is possible to finance even larger acquisitions against payment in cash or payment by shares. On the other hand, the new Authorized Capital 2007 does still remain well short of the maximum figure of 50% permitted under the law.
Report of the Management Board concerning Item 6 on the agenda
The authorization to issue bonds with warrants and convertible bonds that was granted by the Annual General Meeting 2002 and extended by the Annual General Meeting 2004 expires on January 21, 2007.

We are therefore proposing to the Annual General Meeting a new authorization and a new conditional capital for the issue of bonds with warrants and/ or convertible bonds.
Adequate capital resources are an important prerequisite for the development of the Company. Bonds with warrants and convertible bonds are an important financial instrument that enables the Company to obtain low-interest debt capital initially, which in some instances it may later retain in the form of equity. Moreover, the conversion and option premiums realized, accrue to the Company. Our Company has already issued two convertible bonds, the first in 2002 and the second in 2003, on the basis of the existing authorization. One of the two bonds (originally issued in a nominal amount of EUR 1 billion) matures in February 2007. Shortly before then the authorization to issue bonds granted by the Annual General Meeting 2002 will expire. We propose a new authorization for the same amount in order to ensure that the Company continues to benefit from the flexibility it has enjoyed in the past when raising capital for investment activities and the like.
Pursuant to this authorization, it shall be possible to issue bonds in the aggregate amount of up to FUR 4 billion. Shares representing a notional portion of the share capital of up to EUR 248 million — corresponding to up to 124 million shares — shall be available to service these bonds.
Our shareholders generally have a subscription right to the bonds. This enables them to invest their capital with the Company and at the same time maintain their proportionate stake in the Company. It is intended, however, that the Management Board will be authorized, as has been the case in the past, to exclude this subscription right in certain circumstances as provided for under the law subject to the approval of the Supervisory Board:
•	The Management Board shall be authorized to exclude the subscription right in analogous application of Section 186 (3) Sentence 4 German Stock Corporation Act (Aktiengesetz) with the approval of the Supervisory Board if the issue price of the bonds is not substantially lower than their theoretical market value as determined in accordance with accepted methods of financial mathematics (Section 221 (4) Sentence 2 in conjunction with Section 186 (3) Sentence 4 German Stock Corporation Act [Aktiengesetz]. Such exclusion of the subscription rights of existing shareholders is necessary if a bond is to be placed at short notice in order to make use of a favorable market environment. The interests of the shareholders are preserved in that the bonds are issued at a price which is not substantially lower than their market value. as a result of which the value of a subscription right is practically zero. This option is limited to bonds with rights to shares representing a notional portion of not more than 10 % of the share capital. Shares issued from an Authorized Capital on or after February 15, 2007 with subscription rights excluded by application of Section 186 (3) Sentence 4 German Stock Corporation Act (Aktiengesetz) are to be included in this 10% figure. That proportion of the share capital accounted for by the sale of own shares is also to be included in this amount insofar as this is done during the term of the authorization to issue the bonds with subscription rights excluded by application of Section 186 (3) Sentence 4 German Stock Corporation Act (Aktiengesetz). It should be noted that the Annual General Meeting has still to approve such a sale. These two sums are included in the 10% figure in the interests of minimizing any dilution of the stake of the shareholders.

•	It shall also be possible to exclude the shareholders’ subscription right in order to permit exploitation of fractional amounts in issues for which shareholders have a subscription right in principle. It is reasonable and customary to exclude the subscription right of existing shareholders in relation to fractional amounts because the costs of trading subscription rights relating to fractional amounts are out of proportion to the benefits for shareholders. The potential dilution effect is also negligible due to the restriction on fractional amounts. The bonds excluded from the subscription right on account of fractional amounts are used to the best advantage of the Company.

•	It should be possible, furthermore, to exclude the subscription right insofar as the holders of bonds that have been or will be issued by the Company or its subordinated group companies are granted a subscription right to bonds issued subsequently. Bonds with warrants and convertible bonds usually provide such protection against dilution to facilitate placement in the capital market. The holders of the subscription right are thus treated as though they had already made use of their subscription right and were therefore already shareholders.
•	Finally, it shall be possible to exclude the subscription right of existing shareholders so that bonds can be issued against contributions in kind. However it should only be possible to do this if the value of the contribution in kind corresponds to the issue price of the bond and is not substantially lower than the market value of the bonds as determined in accordance with accepted methods of financial mathematics. The option of making issues against contributions in kind is intended in particular to enable us to use bonds as well as shares for the acquisition of companies, parts of companies, participations in companies and assets. The Company intends, as already discussed under Item 5 on the agenda, to continue improving its competitive strength and enhancing its profitability through such acquisitions. It is frequently no longer desirable or even possible to meet the associated considerations in cash alone, and sellers also now often insist on an alternative form of payment. The ability to offer bonds with a conversion or option right instead of or in addition to guaranteeing shares or payment in cash can provide an attractive alternative in such cases. This possibility creates greater flexibility and increases the Company’s competitive strength in acquisitions. The Management Board will examine every situation carefully to determine whether the acquisition and the transfer of bonds against contribution in kind is in the Company’s interest and will only exclude the subscription right of the shareholders if these conditions are met.
Report of the Management Board concerning Item 7 on the agenda
The authorization to purchase own shares is intended to enable the Company not only to recall shares and sell shares via the stock exchange, but also to use the shares purchased for specific purposes, namely
•	as an acquisition currency in connection with company mergers or the acquisition of companies, parts of companies or participations in companies, and

•	to service bonds with warrants or convertible bonds issued or guaranteed by the Company.
In light of the potential uses indicated for the own shares purchased, we consider the following points to be of principal significance:
•	Own shares as an acquisition currency

We wish to be able to offer own shares in company acquisitions. We have in the past completed our substantial acquisitions against shares. In comparable situations in the future, it may be advantageous to resort to own shares rather than making the entire purchase price available from an authorized capital. It is sometimes necessary to redeem stock option plans operated by the target company, for example, while in other cases elements of the purchase price may be tied to specific targets. The technical process of issuing shares from an authorized capital when these targets are achieved can be very complicated in certain circumstances, and we would therefore like to have the option of being able to offer own shares.

•	Own shares to service bonds with warrants and convertible bonds

Moreover, we also wish to be able to use own shares to service bonds with warrants and convertible bonds that have been or will be issued or guaranteed by the Company. Although there are conditional capitals — including, should the corresponding resolution be passed, the new Conditional Capital 2007 — available for such bonds issued by the Company, the terms of the bonds usually permit the Company the alternative of meeting conversion obligations from own shares. This option also harbors benefits in terms of enhanced flexibility, which only reinforces the need for this authorization.

The subscription right of shareholders in respect of these shares must be excluded in the cases presented so that the shares can be used for the purposes indicated. In decisions on the exclusion of the subscription right of shareholders, the Management Board will be guided by the interests of the shareholders and the Company and will carefully consider whether the exclusion is needed in the interests of the Company. The necessary measures will be taken and subscription rights of the shareholders excluded only if these conditions are met. The Management Board will report on each decision at the next Annual General Meeting following the decision pursuant to Section 71 (3) German Stock Corporation Act (Aktiengesetz).
Purchasing methods:
The resolution proposed provides two recognized methods of purchasing the shares, the first being via the stock exchange and the second via a public tender offer. Section 71 (1) No. 8 German Stock Corporation Act (Aktiengesetz) states that the method of purchasing via the stock exchange in itself satisfies the requirements of the principle of equal treatment. Any disadvantage to shareholders is similarly excluded in the case of a public tender offer. The provisions of the German Takeover Act (Wertpapiererwerbs- und Ubernahmegesetz) must be observed insofar as they apply.
Attendance at the Annual General Meeting
All shareholders who are entered in the Company’s stock register as shareholders of the Company and have registered their attendance at the Annual General Meeting by no later than Thursday, February 8, 2007 are entitled to attend the Annual General Meeting and to exercise their voting rights pursuant to Section 14 of the Articles of Association.
Shareholders may register to attend by writing to the following address
Infineon Hauptversammlung 2007
B1056 Munchen
Germany
or visiting the following website
www.infineon.com/agm
or by sending a fax to
+49(0)89 234-9550153.
You will need a personal access code, which is sent to you with the shareholders’ documents, in order to use the electronic registration option. If you have already registered for electronic delivery of the shareholders’ documents, please use the personal access code you have already chosen.
If you wish to attend the Annual General Meeting, please register your attendance as early as possible so as to facilitate the organization of the meeting.
Shareholders who are entered in the Company’s stock register may exercise their voting rights themselves or appoint another person in writing or a bank or a shareholders’ association to exercise their voting rights at the Annual General Meeting. Prompt registration of attendance is required even if a proxy is to be used.
We are once again offering a special service through which you may appoint employees of the Company to represent you at the Annual General Meeting in accordance with your voting instructions. Further details are provided in the documents sent to each shareholder. You may appoint such proxies to exercise your voting rights via the aforementioned internet address as well as in writing. Once you have registered properly, you may grant, revoke and modify proxy powers over the internet even during the Annual General Meeting until the end of the general debate. Please note that proxies appointed to exercise your voting rights will not accept instructions to speak, submit objections to Annual General Meeting resolutions or ask questions or introduce proposals and that they will not support proposals on the procedure at the Annual General Meeting or any other proposal not brought forth prior to the Annual General Meeting.
If a bank is entered in the Company’s stock register, it may exercise the voting right in relation to shares not owned by it only by virtue of an authorization granted to it by the relevant shareholder.
Holders of American Depositary Shares (ADS) will receive the necessary information and documents for the Annual General Meeting from Deutsche Bank (Depositary).
Shareholders or holders of a proxy entitled to attend the Annual General Meeting will be issued admission tickets and voting cards.
Copies of the documents referred to in Item 1 of the Agenda and the reports of the Management Boards on Items 5, 6 and 7 of the agenda will be sent to our shareholders upon request.
Shareholders who have any queries regarding the Annual General Meeting are requested to address these to:
Infineon Technologies AG
IR (Investor Relations)
Am Campeon 1-12
85579 Neubiberg
Germany
(fax: +49 (0)89 234 9550153).
Any shareholders with proposals pursuant to Sections 126 and 127 German Stock Corporation Act (Aktiengesetz) should also contact this address.
Queries can also be sent by e-mail to:
hv2007@infineon.com
Provided that the Chairperson of the Annual General Meeting permits the proceedings to be transmitted, all interested parties will be able to follow the speeches of the Chairperson of the Annual General Meeting and of the Management Board at the start of the meeting live on the internet at http://www.infineon.com/agm and shareholders will also be able to follow the debate.
The invitation to the Annual General Meeting was published in the electronic version of the German Federal Gazette on January 2, 2007.
Pursuant to Section 128 of the German Stock Corporation Act (Aktiengesetz). we disclose the following information:
One member of the Supervisory Board of Infineon Technologies AG is a member of the Management Board of Dresdner Bank AG, Frankfurt am Main.
Credit Suisse International (formerly known as Credit Suisse First Boston International), London, which is a part of the Credit Suisse Group, was involved in the most recent issue of the company’s securities within the last five years.
A shareholding of a bank required to be notified according to Section 21 German Securities Trading Act (Wertpapierhandelsgesetz) has not been reported to us.

According to Section 30b paragraph 1 number 1 German Securities Trading Act (Wertpapierhandelsgesetz) as amended by the “Transparency Directive Implementation Act” (TransparenzrichtlinieUmsetzungsgesetz) we disclose the following information:
At the time of the calling of the Annual General Meeting 2007, Infineon Technologies had 747,828,649 shares outstanding, granting a total of 747,828,649 voting rights.
Best regards,
Infineon Technologies AG
The Management Board